WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

04045462

PROCESSED
OCT 19 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
OCT 14 2004
WASH. D.C. 179 SECTION

SUPPL

October 13, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of two (2) announcements released to the London Stock Exchange on October 7, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

dlw 10/18

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	

All relevant boxes should be completed in block capital letters.

1. Name of company	Marks and Spencer Group plc
2. Name of shareholder having a major interest	Cater Allen International Limited (CAIL)
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	In respect of 2 above
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	Cater Allen International Limited (CAIL)
5. Number of shares/amount of stock acquired	93,677,810
6. Percentage of issued class	4.11%
7. Number of shares/amount of stock disposed	N/A
8. Percentage of issued class	N/A
9. Class of security	Ordinary shares of 25p each
10. Date of transaction	Not disclosed
11. Date company informed	7 October 2004
12. Total holding following this notification	93,677,810
13. Total percentage holding of issued class following this notification	4.11%
14. Any additional information	Notification in respect of section 198 Companies Act 1985. This holding has arisen from stock loan transactions.
15. Name of contact and telephone number for queries	Helen Baker – 020 7268 2867
16. Name and signature of authorised company official responsible for making this notification	Helen Baker – Assistant Company Secretary
17. Date of notification	7 October 2004

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	

All relevant boxes should be completed in block capital letters.

1. Name of company	Marks and Spencer Group plc
2. Name of shareholder having a major interest	Cater Allen International Limited (CAIL)
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	In respect of 2 above
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	Cater Allen International Limited (CAIL)
5. Number of shares/amount of stock acquired	24,981,000
6. Percentage of issued class	1.10%
7. Number of shares/amount of stock disposed	N/A
8. Percentage of issued class	N/A
9. Class of security	Ordinary shares of 25p each
10. Date of transaction	Not disclosed
11. Date company informed	7 October 2004
12. Total holding following this notification	118,658,810
13. Total percentage holding of issued class following this notification	5.2%
14. Any additional information	Notification in respect of section 198 Companies Act 1985. This holding has arisen from stock loan transactions.
15. Name of contact and telephone number for queries	Helen Baker – 020 7268 2867
16. Name and signature of authorised company official responsible for making this notification	Helen Baker – Assistant Company Secretary
17. Date of notification	7 October 2004